SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              AMENDMENT NO. 2
                                    to
                               SCHEDULE 13D

          Information to be included in statements filed pursuant to rule 13d-1(a) and Amendments thereto filed pursuant to rule 13d-2(a)

                 Under the Securities Exchange Act of 1934

                            Lancer Corporation
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                             (Name of Issuer)



                  Common Stock, par value $.01 per share
--------------------------------------------------------------------------
                      (Title of Class of Securities)


                                 514614106
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                              (CUSIP Number)


                          Frederick E. Rowe, Jr.
                         Greenbrier Partners, Ltd.
                             1901 North Akard
                            Dallas, Texas 75201
                              (214) 720-2060
--------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               June 4, 1999
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                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO. 514614106                13D


(1)  Name of Reporting Person                Greenbrier Partners, Ltd.
     I.R.S. Identification                   75-2053243
     No. of Above Person (Entities Only)

(2)  Check the Appropriate Box if a          (a)
     Member of a Group (See Instructions)    (b)

SEC Use Only

(4)  Source of Funds (See instructions)      WC

(5)  Check if Disclosure of Legal            Not applicable
     Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

(6)  Citizenship of Place of Organization    Texas

Number of Shares    (7) Sole Voting Power            535,725*
Beneficially Owned
By Each Reporting   (8) Shared Voting Power          None
Person with:
                    (9) Sole Dispositive Power       535,725*

                    (10) Shared Dispositive Power    None

(11) Aggregate Amount Beneficially           535,725*
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by Amount  5.9%
     in Row (11)

(14) Type of Reporting Person (See           PN
     instructions)

* See Item 5.

CUSIP NO. 514614106           13D


(1)  Name of Reporting Person                Rowe Family Partnership, Ltd.
     I.R.S. Identification                   75-2504379
     No. of Above Person (Entities Only)

(2)  Check the Appropriate Box if a          (a)
     Member of a Group (See instructions)    (b)

SEC Use Only

(4)  Source of Funds (See instructions)      WC

(5)  Check if Disclosure of Legal            Not applicable
     Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

 (6) Citizenship or Place of Organization    Texas

Number of Shares    (7) Sole Voting Power            13,500*
Beneficially Owned
By Each Reporting   (8) Shared Voting Power          None
Person with:
                    (9) Sole Dispositive Power       13,500*

                    (10) Shared Dispositive Power    None

(11) Aggregate Amount Beneficially Owned     13,500*
     By Each Reporting Person

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by         .1%
     Amount in Row (11)

(14) Type of Reporting Person (See
     instructions)                           PN


* See Item 5.

CUSIP NO. 514614106                13D


(1)  Name of Reporting Person                Frederick E. Rowe, Jr.
     I.R.S. Identification
     No. of Above Person (Entities Only)

(2)  Check the Appropriate Box if a          (a)
     Member of a Group (See Instructions)    (b)

SEC Use Only

(4)  Source of Funds (See instructions)      Not applicable

(5)  Check if Disclosure of Legal            Not applicable
     Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

 (6) Citizenship of Place of Organization    United States of America

Number of Shares    (7) Sole Voting Power            None
Beneficially Owned
By Each Reporting   (8) Shared Voting Power          549,225*
Person with:
                    (9) Sole Dispositive Power       None

                    (10) Shared Dispositive Power    549,225*

(11) Aggregate Amount Beneficially           549,225*
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by Amount  6.0%
     in Row (11)

(14) Type of Reporting Person (See           IN
     instructions)

_______________
     *Mr. Rowe does not directly own any shares of common stock of Lancer Corporation. Mr. Rowe shares voting and dispositive power with respect to the 535,725 shares of common stock of Lancer Corporation directly held by Greenbrier Partners, Ltd. and the 13,500 shares of common stock of Lancer Corporation directly held by Rowe Family Partnership, Ltd. See Item 5.

CUSIP NO. 514614106                13D

     This Amendment No. 2 is being filed on behalf of Greenbrier Partners, Ltd., a Texas limited partnership ("Greenbrier"), Rowe Family Partnership, Ltd., a Texas limited partnership ("Rowe Partnership"), and Frederick E. Rowe, Jr. ("Rowe"), who is the general partner of each of Greenbrier and Rowe Partnership, as an amendment to the initial Statement on Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of Lancer Corporation (the "Company'), which was filed with the Securities and Exchange Commission on April 21, 1993 and was amended by Amendment No. 1 on May 26, 1995. This Amendment No. 2 is being filed to disclose a modification in the purposes of Greenbrier, Rowe Partnership and Rowe in holding their shares of Common Stock.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock of the Company. The address of the Company's principal executive offices is 6655 Lancer Blvd., San Antonio, Texas 78219.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a), (b) and (c). This statement is filed by Greenbrier, Rowe Partnership and Rowe (collectively, the "Reporting Persons"). The principal business of each of Greenbrier and Rowe Partnership is investing in marketable securities. The present principal occupation or employment of Rowe is to serve as general partner of Greenbrier and Rowe Partnership and owner and President of Rowe & Company, Inc. The address of the principal business office of Greenbrier, Rowe Partnership and Rowe is 1901 North Akard, Dallas, Texas 75201.

     (d) Neither Greenbrier, Rowe Partnership nor Rowe has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Greenbrier, Rowe Partnership nor Rowe has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Rowe is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate of 535,725 shares of Common Stock beneficially owned by Greenbrier was purchased in transactions effected on the American Stock Exchange for an aggregate purchase price of $1,295,269.40 (including brokerage commissions), all of which was derived from working capital.

     The aggregate of 13,500 shares of Common Stock beneficially owned by Rowe Partnership was purchased in transactions effected on the American Stock Exchange for an aggregate purchase price of $82,799.38 (including brokerage commissions), all of which was derived from working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     Greenbrier and Rowe Partnership initially acquired the shares of Common Stock directly held by them for investment purposes only.

     On June 4, 1999, Greenbrier sent the following letter to the Company's Board of Directors:

June 4, 1999


The Board of Directors
Lancer Corporation
6655 Lancer Blvd.
San Antonio, Texas  78219



Dear Sirs:

We have been significant long term shareholders of Lancer Corporation and have closely followed the company and its public disclosures. We have maintained our faith in and fondness for management.

Lancer's strategic value in the beverage equipment industry is clear: it is an unsurpassed innovator, it has a powerful, worldwide manufacturing and distribution network, and its customers are the world's leading food and beverage franchises. Industry operators have periodically confirmed Lancer's value through a variety of informal acquisition overtures during the last several years.

Unfortunately, Lancer management, while building strategic value, has been unable to demonstrate the company's merits with consistent financial performance. Erratic profitability has resulted from factors both within and outside Lancer's control. Externally, the company has been pressed to meet the continuing worldwide demands of its much larger customers. This has stretched Lancer's resources across the board on almost a constant basis. Additionally, the company has been unable to manage and control operations internally to generate the excess cash needed to grow with its customers.

As longtime shareholders, we are struck (and quite concerned) by the widening gap between Lancer's steadily increasing strategic value and its perceived diminishing value as a viable, independent enterprise.
Ironically, both valuation assessments appear reasonable.

Further, while we have little doubt that the strategic value of Lancer is on a steadily increasing trajectory, we are increasingly concerned that management psychologically overweights the company's attractiveness to industry players relative to standard financial benchmarks as a way of grading itself. We believe this provides a potentially false sense of accomplishment, especially when it is done in the face of spotty financial results and a reluctance to consider strategic alternatives.

We have been sympathetic to the problems that the company has encountered operating from its small base in a very turbulent and competitive world economy. We have been patient with disappointing and erratic financial results and the resulting poor performance of the Lancer stock price over the past few years. The confidence of the investment community in Lancer has dissipated - perhaps permanently.

Given these circumstances, and the fact that Lancer has more shares owned by passive, outside holders than by management, we believe it especially important from a fiduciary standpoint for the Board of Directors to consider carefully all strategic alternatives, including but not limited to the sale of the company, so that all shareholders can maximize the value of their investment in Lancer Corporation.

And if offers for combination do arise, we would hope that such offers would be presented to shareholders. Finally, as somewhat more active shareholders, from time to time we would expect to share our thoughts with other shareholders and in turn share whatever consensus emerges with the Lancer Board and with other interested parties.

Sincerely,

/s/Frederick E. Rowe, Jr.
--------------------------
Frederick E. Rowe, Jr.
General Partner

     Except as set forth above, each of Greenbrier, Rowe Partnership and Rowe have no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 on Schedule 13D. The Reporting Persons intend to review their holdings of shares of Common Stock from time to time and may, depending on their evaluation of the Company, other investment opportunities, market conditions, and such other factors as they may deem material, seek to acquire additional shares of Common Stock in the open market, in private transactions or otherwise, or may dispose of all or a portion of the shares of Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     (a) As of the date hereof, Greenbrier directly and beneficially owns 535,725 shares of Common Stock, which represents approximately 5.9% of the outstanding shares of Common Stock of the Company.

     As of the date hereof, Rowe Partnership directly and beneficially owns 13,500 shares of Common Stock, which represents approximately .1% of the outstanding shares of Common Stock of the Company.

     According to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, a total of 9,121,482 shares of Common Stock were issued and outstanding on May 7, 1999.

     (b) Greenbrier has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Greenbrier. Pursuant to the terms of the Limited Partnership Agreement of Greenbrier, Rowe, as the general partner of Greenbrier, has the power to manage the affairs of Greenbrier, including the right to vote and dispose of the shares of Common Stock beneficially owned by Greenbrier.

     Rowe Partnership has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Rowe Partnership. Pursuant to the terms of the Agreement of Limited Partnership of Rowe Partnership, Rowe, as the general partner of Rowe Partnership, has the power to manage the affairs of Rowe Partnership, including the right to vote and dispose of the shares of Common Stock beneficially owned by such partnership.

     (c) During the past 60 days and including the date hereof, Greenbrier, Rowe Partnership and Rowe effected no transactions in the Common Stock of the Company.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Greenbrier has no contracts, arrangements, understandings or relationships (legal or otherwise) between itself and any person with respect to any securities of the Company other than the Greenbrier Partners, Ltd. Limited Partnership Agreement, dated as of October 16, 1985, pursuant to the terms of which Rowe, as general partner, has the power to manage the affairs of Greenbrier, including the right to vote and to dispose of the Common Stock held by Greenbrier.

     Rowe Partnership has no contracts, arrangements, understandings or relationships (legal or otherwise) between itself and any person with respect to any securities of the Company other than the Amended and Restated Agreement of Limited Partnership of Rowe Family Partnership, Ltd., dated as of October 1, 1994, pursuant to the terms of which Rowe, as general partner, has the power to manage the affairs of Rowe Partnership, including the right to vote and to dispose of the Common Stock held by Rowe Partnership.

     Except as noted above, Rowe has no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any person with respect to any securities of the Company.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     The following is filed as an Exhibit to this Statement on Schedule
13D:

     Exhibit A      Joint Filing Agreement, dated as of June 4, 1999.

     Exhibit B*     Greenbrier Partners, Ltd. - Limited Partnership
                    Agreement, dated as of October 16, 1985.

     Exhibit C*     Amended and Restated Agreement of Limited Partnership
                    of Rowe Family Partnership, Ltd., dated as of October
                    1, 1994.

* Previously filed.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 4, 1999


                              GREENBRIER PARTNERS, LTD.


                              By:  /s/FREDERICK E. ROWE, JR.
                                   ---------------------------------
                                   Frederick E. Rowe, Jr.
                                   General Partner

                              ROWE FAMILY PARTNERSHIP, LTD.


                              By:  /s/FREDERICK E. ROWE, JR.
                                   ---------------------------------
                                   Frederick E. Rowe, Jr.
                                   General Partner


                                   /s/FREDERICK E. ROWE, JR.
                                   ---------------------------------
                                   Frederick E. Rowe, Jr.

                               EXHIBIT INDEX

                                                                Page No.
                                                                --------


Exhibit A      Joint Filing Agreement, dated as of June 4, 1999

Exhibit B*     Greenbrier Partners, Ltd. - Limited Partnership
               Agreement, Dated as of October 16, 1985.

Exhibit C*     Amended and Restated Agreement of Limited
               Partnership of Rowe Family Partnership, Ltd.,
               Dated as of October 1, 1994.

*Previously filed.